

05043833 [illegible]GE
[illegible] COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
AUG 26 2005
WASH, D.C. 213 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Sec File Number
8-46896

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (mm/dd/yy) **AND ENDING** 06/30/05 (mm/dd/yy).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PHILLIPS AND COMPANY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use P.O. Box No.)

220 N.W. 2ND, SUITE 950
(No. and Street Address)

PORTLAND	OREGON	97209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES SMITH	(503) 224-0858
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – if individual, state: last, first, middle name)

111 SW COLUMBIA, SUITE 800	PORTLAND	OREGON	97201-5864
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Sec 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, JAMES SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHILLIPS AND COMPANY SECURITIES, INC., as of JUNE 30, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as following:

STATE OF OREGON
County of Multnomah



Signature

Chief Financial Officer
Title



Notary Public


OFFICIAL SEAL
DIVINA M CESARIO
NOTARY PUBLIC-OREGON
COMMISSION NO. 365043
MY COMMISSION EXPIRES MAR 9, 2007

*This report** contains (check all applicable boxes):*

- ☒ *(a) Facing page.*
- ☒ *(b) Statement of Financial Condition.*
- ☒ *(c) Statement of Income (Loss).*
- ☒ *(d) Statement of Cash Flows.*
- ☒ *(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.*
- ☐ *(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.*
- ☒ *(g) Computation of Net Capital*
- ☐ *(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.*
- ☐ *(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.*
- ☒ *(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ *(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.*
- ☒ *(l) An Oath or Affirmation.*
- ☐ *(m) A copy of the SIPC Supplemental Report.*
- ☐ *(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.*
- ☒ *(o) Report of Independent Certified Public Accountants on the Internal Control Structure.*

****For conditions of confidential treatment of certain portions of filing, see section 240.17a-5(e)(3).**

Report pursuant to Rule 17a-5(d) of the United States Securities and Exchange Commission and Report of Independent Certified Public Accountants

Phillips and Company Securities, Inc.

June 30, 2005

CONTENTS

Report of Independent Certified Public Accountants

Board of Directors
Phillips and Company Securities, Inc.

We have audited the accompanying statement of financial condition of Phillips and Company Securities, Inc. as of June 30, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillips and Company Securities, Inc. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Portland, Oregon
July 29, 2005

Suite 800
111 S.W. Columbia
Portland, OR 97201-5864
T 503.222.3562
F 503.295.0148
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Phillips and Company Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

June 30, 2005

ASSETS

Cash and cash equivalents	$ 512,987
Receivable from clearing organization	76,402
Receivables from employees	14,775
Receivables – other	8,840
Securities owned	113,160
Furniture and equipment at cost, less accumulated depreciation and amortization of $209,027	91,281
Deposit with clearing organization	50,000
Other assets	45,239
Total assets	$ 912,684

LIABILITIES

Accrued compensation	$ 417,554
Accounts payable and other liabilities	133,375
Total liabilities	550,929

STOCKHOLDER'S EQUITY

Common stock, no par value; 1,000,000 shares authorized; 200 shares issued and outstanding	50,000
Additional contributed capital	140,225
Retained earnings	171,530
Total stockholder's equity	361,755
Total liabilities and stockholder's equity	$ 912,684

The accompanying notes are an integral part of this statement.

Phillips and Company Securities, Inc.

STATEMENT OF INCOME

Year ended June 30, 2005

Revenues	
Commissions	$ 6,163,093
Fee based revenue	1,032,891
Other, net	527,357
	7,723,341
Expenses	
Broker and employee compensation and benefits	5,333,762
Clearing and floor brokerage charges	411,471
Communications	101,470
Occupancy and equipment costs	217,238
Interest	82
Taxes, other than income taxes	75,326
Other operating expenses	955,551
	7,094,900
NET INCOME	$ 628,441

The accompanying notes are an integral part of this statement.

Phillips and Company Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended June 30, 2005

	Common Stock		Additional Contributed	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at June 30, 2004	200	$ 50,000	$ 140,225	$ 200,556	$ 390,781
Net income	-	-	-	628,441	628,441
Dividends paid	-	-	-	(657,467)	(657,467)
Balance at June 30, 2005	200	$ 50,000	$ 140,225	$ 171,530	$ 361,755

The accompanying notes are an integral part of this statement.

Phillips and Company Securities, Inc.

STATEMENT OF CASH FLOWS

Year ended June 30, 2005

Increase (Decrease) in Cash and Cash Equivalents	
Cash flows from operating activities	
Net income	$ 628,441
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	35,697
Loss on disposition of furniture and equipment	4,984
Unrealized gain on securities owned	(41,060)
Changes in assets and liabilities	
Receivable from clearing organization	(2,736)
Receivables – other	(17,927)
Other assets	10,989
Accrued compensation	134,578
Accounts payable and other liabilities	(26,082)
Net cash provided by operating activities	726,884
Cash flows from investing activities	
Additions to furniture and equipment	(44,494)
Cash flows from financing activities	
Principal payments on capital lease obligations	(2,056)
Dividends paid	(657,467)
Net cash used in financing activities	(659,523)
NET INCREASE IN CASH AND CASH EQUIVALENTS	22,867
Cash and cash equivalents at beginning of year	490,120
Cash and cash equivalents at end of year	$ 512,987
Cash paid during the year for	
Interest	$ 82

The accompanying notes are an integral part of this statement.

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

Phillips and Company Securities, Inc. (the Company) is an Oregon Corporation and a registered broker-dealer in securities pursuant to the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc. The Company is engaged primarily in brokerage and investment advisory services and clears all transactions with and for customers on a fully-disclosed basis with Pershing, its clearing broker-dealer. Customers are located throughout the United States. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and commission revenue and expense are recorded on a trade date basis.

2. Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheet for cash and cash equivalents, receivable from clearing organization, other receivables and securities owned approximate their respective fair values due to their short maturities.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

3. Furniture and Equipment

Furniture and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of five to ten years. Upon disposal of furniture and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

4. Income Taxes

Income taxes on earnings are payable personally by the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code not to have the Company taxed as a corporation. Accordingly, no provision has been made for federal or State of Oregon income taxes.

5. Cash Flows

For purpose of reporting cash flows, cash and cash equivalents include cash on hand, cash on deposit with banks, cash in brokerage accounts and money market funds. The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – SECURITIES OWNED

Securities owned consists of corporate stock and warrants. The corporate stock is valued at fair market value. The warrants are valued at estimate fair value as determined by management.

NOTE D – EMPLOYEE BENEFIT PLANS

The Company has a 401(k) employee savings plan. Under the plan, employees may elect to defer up to 15% of their salary, subject to limitations under the Internal Revenue Code. The Company's matching contribution is at the discretion of the board of directors each year. Employer contributions to the plan for the year ended June 30, 2005 were $65,649.

NOTE E – OPERATING LEASES

The Company leases office space and certain equipment under various non-cancelable operating leases. The future minimum payments, by year and in aggregate, consist of the following:

Year ending June 30,	
2006	$ 232,130
2007	157,545
2008	12,276
2009	11,256
2010	11,256
	$ 424,463

The Company's office lease contains certain rent holidays and escalating payments over the term of the lease. The Company records expense associated with this office lease on a straight-line basis. Rent expense accrued in excess of cash payments is recorded as accrued lease obligation in the accompanying financial statements.

Rental expense for the year ended June 30, 2005 amounted to approximately $186,000.

NOTE F – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule prohibits the Company from engaging in any security transactions at a time when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined by the rule. The Company's net capital and required net capital were $160,550 and $50,000, respectively, and its ratio of aggregate indebtedness to net capital was 3.43 to 1.

NOTE G – RELATED PARTY TRANSACTIONS

The Company leased equipment under an operating lease from a corporation whose sole owner is the sole stockholder and Chief Executive Officer of the Company. The lease expires in February, 2007. Rent of $10,800, was paid for the year ended June 30, 2005. The Company sells certain mutual funds that are managed by an investment company that is owned by the sole stockholder and two employees of the Company. Total commissions earned on the sale of these funds was $184,432.

NOTE H – OFF BALANCE SHEET CREDIT RISK

The Company introduces all customer transactions in securities traded in U. S. securities markets to another broker-dealer on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate nonperformance by customers and counterparties in the above situations.

NOTE I – SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at June 30, 2005 or during the year then ended.

SUPPLEMENTARY INFORMATION

Phillips and Company Securities, Inc. Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

June 30, 2005

Net capital		
Total stockholder's equity		$ 361,755
Adjustments to net capital pursuant to Rule 15c3-1		
Deduct		
Nonallowable assets		
Receivables from employees	$ 14,775	
Receivables – other	8,840	
Other assets	45,239	
Furniture and equipment, net of loan secured by furniture and equipment	91,281	(160,135)
Haircuts on securities		(41,070)
Net capital		160,550
Minimum net capital requirement		50,000
Excess net capital over minimum requirement		$ 110,550
Aggregate indebtedness		
Total liabilities		$ 550,929
Ratio of aggregate indebtedness to net capital		3.43

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

June 30, 2005

Net capital	
Net capital at June 30, 2005, per unaudited report filed by respondent	$ 164,249
Reclassification from accounts payable to account receivable	(3,699)
Net capital as of June 30, 2005, as adjusted	$ 160,550
Aggregate Indebtedness	
Aggregate indebtedness at June 30, 2005, per unaudited report filed by respondent	$ 535,230
Adjustments:	
Reclassification from accounts payable to account receivable	3,699
Additional accounts payable and accrued liabilities	12,000
Aggregate indebtedness at June 30, 2005, as adjusted	$ 550,929

These adjustments changed the ratio of aggregate indebtedness to net capital of 3.43 to 1 from 3.26 to 1 as previously reported in the unaudited FOCUS PartIIA for the year ended June 30, 2005.

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants
on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Phillips and Company Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Phillips and Company Securities, Inc. (the Company), for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

uite 800
11 S.W. Columbia
ortland, OR 97201-5864
503.222.3562
503.295.0148
www.grantthornton.com

ant Thornton LLP
Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Grant Thornton LLP

Portland, Oregon
July 29, 2005